UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Acorn Energy, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	0-19771	22-2786081
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3903 Centerville Road, Wilmington, Delaware	19807
(Address of principal executive offices)	(Zip Code)

Heather K. Mallard, V.P., General Counsel & Secretary	(302) 656-1707
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Item 1.02 Exhibit

A copy of Acorn Energy, Inc.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at http://www.acornenergy.com/rsc/docs/conflictsmineralreport.pdf

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ACORN ENERGY, INC.

By:	/s/ Michael Barth	Date: June 2, 2014
Michael Barth
Chief Financial Officer